Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE PROVIDES MEXICAN EXPLORATION UPDATE — EL BARQUENO MINERALIZED ZONES CONTINUE TO EXPAND — POTENTIAL FOR RESERVE AND RESOURCE ADDITIONS AT CRESTON MASCOTA AND LA INDIA

Toronto (September 21, 2015) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) is pleased to provide an update on exploration drilling results at its El Barqueno gold project in Jalisco State, west-central Mexico, and an update on exploration activities at the Creston Mascota deposit at Pinos Altos (“Creston Mascota”) and the La India mine in northern Mexico.

The Company last reported drill results from El Barqueno in its news release dated June 9, 2015.  This news release summarizes the results of the exploration and technical studies at the project to the end of August 2015.

At Creston Mascota and the La India mine, ongoing infill drilling and the refinement of geological and metallurgical models are expected to result in an expansion of the mineral reserves and mineral resources at both open pit operations.

Highlights:

•                  El Barqueno prospects continue to expand

•                  Azteca-Zapoteca prospect extended to 300 metres depth — In the northeast portion of the deposit, hole BRQ15-174 yielded 8.04 grams per tonne (g/t) gold (uncapped) over 5.0 metres at 227 metres depth.  In the southwest portion, hole BRQ15-226 intersected four lenses between 173 and 303 metres depth including 2.25 g/t gold (uncapped) over 3.6 metres at 303 metres below surface.

•                  Angostura yields high-grade gold — Drillhole BRQ15-206 intersected 15.49 g/t gold (uncapped) over 3.0 metres at 87 metres below surface.

•                  Peña de Oro strike length extended to over 800 metres — Drilling has extended the strike length of the Peña de Oro prospect to the southwest by approximately 160 metres.  Recent results include hole BRQ15-172, which intersected 10.82 g/t gold (uncapped) over 4.9 metres at 32 metres below surface, and hole PDO15-086 near the center of the prospect that intersected 2.69 g/t gold (uncapped) over 27.5 metres at surface.

•                  Processing and mine design studies underway — Preliminary conceptual studies and metallurgical testing have now commenced at El Barqueno, with an initial focus on the design of an open pit heap leach operation with similarities to Creston Mascota and the La India mine.

•                  Potential for reserve and resource additions at Creston Mascota and La India

•                  Infill drilling encounters high-grade gold in pit bottom at Creston Mascota — Over its mine life, Creston Mascota has added approximately 50% (179,000 ounces of contained gold) to its mineral reserves through infill drilling and improved geological understanding.  Recent drilling has encountered higher grade and wider than expected intercepts within the ultimate pit outline, which is expected to increase mineral reserves.

•                  La India potential for reserve and resource growth — An improved geological model from infill drilling and mine reconciliation plus metallurgical test results on sulphide mineralization are expected to result in an increase in both oxide and sulphide mineral reserves and mineral resources at year-end 2015.

“Drilling at El Barqueno continues to expand the known deposits, and we are aiming to declare the first resource by mid-February 2016.  Based on results to date, we have initiated conceptual design studies with a view to initially developing an open pit heap leach operation at El Barqueno,” said Sean Boyd, Vice Chairman and Chief Executive Officer of Agnico Eagle.  “Creston Mascota and La India have been very successful heap leach operations for Agnico Eagle, and recent work suggests good potential to further extend the mineral reserves and mineral resources at both operations.  Over time, we believe that El Barqueno could generate similar value for our shareholders,” added Mr. Boyd.

Summer Drill Program Expands Known Deposits at El Barqueno

Agnico Eagle has a 100% interest in the El Barqueno project.  The 32,840-hectare property is in the Guachinango gold-silver mining district, Jalisco State, Mexico, approximately 150 kilometres west of the state capital of Guadalajara.  It consists of three blocks of land: the original El Barqueno package (El Barqueno I, II and III) acquired from Cayden Resources in November 2014, and two adjacent blocks acquired from Soltoro Limited in June 2015 (El Rayo and El Tecolote).  Three additional non-contiguous blocks of property totaling 37,195 hectares were also acquired through the Soltoro acquisition — La Tortuga, Quila and San Pedro.  These blocks are located between 10 and 80 kilometres to the south of the El Barqueno project.

[El Barqueno project location]

The El Barqueno project contains a number of known mineralized zones and several prospects that require further evaluation.  There are currently 10 drill rigs operating on the project.  From January 2015 to the end of August 2015, 148 holes (35,646 metres) were drilled to define the limits of the Azteca-Zapoteca, Angostura and Peña de Oro prospects, and to explore for additional mineralized structures and extensions.  Drilling has begun to test the Zapote-Mixteca prospect, which has been shown to be gold-bearing by recent rock sample and trench results.

Approximately 32,000 metres of additional drilling is expected to be completed by the end of 2015, principally at the Azteca-Zapoteca, Angostura, Peña de Oro and Zapote-Mixteca prospects.  Exploration expenditures at El Barqueno in 2015 are currently expected to total approximately $22 million.

[El Barqueno project geology map]

Gold, silver and copper grades of recent intercepts from the Azteca-Zapoteca, Angostura and Peña de Oro prospects are set out in the table below and the drill collars are located in the accompanying table as well as on the local project geology maps.  All intercepts reported for the El Barqueno project show uncapped grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the El Barqueno project

Drill Hole	Prospect	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*	Silver grade (g/t) (uncapped)	Copper grade (%) (uncapped)
BRQ15-154	Peña de Oro	129.0	143.0	101	11.8	2.75	11.9	1.75
including		131.0	141.0	101	8.4	3.63	13.6	1.90
BRQ15-160	Peña de Oro	96.0	106.0	84	9.8	1.91	11.1	0.67
including		96.0	101.0	82	4.9	2.34	15.8	0.86
BRQ15-166	Azteca-Zapoteca	154.0	163.0	145	7.6	1.29	9.7	0.64
including		159.0	163.0	146	3.4	2.22	11.6	0.62
BRQ15-172	Peña de Oro	54.0	59.0	32	4.9	10.82	2.5	0.02
BRQ15-174	Azteca-Zapoteca	253.0	260.0	227	5.0	8.04	41.9	3.83
BRQ15-180	Azteca-Zapoteca	4.0	30.0	13	11.0	4.51	5.9	0.14
BRQ15-181	Azteca-Zapoteca	161.0	170.0	109	3.6	1.10	18.6	0.55
BRQ15-182	Azteca-Zapoteca	78.0	92.0	89	12.1	2.79	10.5	0.24
BRQ15-185	Azteca-Zapoteca	53.0	63.0	33	9.8	4.84	5.1	0.03
BRQ15-187	Azteca-Zapoteca	7.0	12.0	8	4.9	5.82	5.0	0.01
BRQ15-188	Peña de Oro	173.0	179.0	132	5.9	3.22	4.5	0.04
BRQ15-193	Azteca-Zapoteca	52.0	57.0	47	4.2	1.86	4.1	0.01
BRQ15-199	Azteca-Zapoteca	94.0	104.0	95	8.4	0.8	16.7	0.64
including		94.0	97.0	93	2.5	1.29	20.7	0.70
BRQ15-203	Azteca-Zapoteca	127.0	142.0	128	6.4	2.18	16.1	0.79
including		131.0	138.0	128	3.0	3.98	21.9	1.27
BRQ15-206	Angostura	118.0	121.0	87	3.0	15.49	11.8	0.03
BRQ15-210	Peña de Oro	277.0	282.0	167	4.9	1.83	1.2	0.05
BRQ15-214	Angostura	175.0	182.0	133	7.0	0.81	4.7	0.07
BRQ15-217	Peña de Oro	8.0	11.0	8	3.0	1.14	2.3	0.11
and		33.0	37.0	31	3.9	7.26	17.3	1.60
BRQ15-220	Peña de Oro	124.0	129.0	110	4.9	2.50	3.8	0.40
BRQ15-221	Angostura	270.0	274.0	213	4.0	0.83	8.0	0.30
BRQ15-222	Peña de Oro	85.0	91.0	55	5.8	1.16	3.4	0.49
BRQ15-223	Azteca-Zapoteca	287.0	296.0	192	5.2	1.00	11.7	0.53
BRQ15-226	Azteca-Zapoteca	190.0	209.0	173	6.4	0.41	7.8	0.50
and		236.0	259.0	212	7.6	1.14	8.3	0.58
including		240.0	254.0	212	4.6	1.73	8.3	0.62
and		298.0	310.0	256	4.1	0.43	12.8	0.79
and		362.0	372.0	303	3.6	2.25	15.7	0.75
BRQ15-227	Angostura	183.0	187.0	131	3.9	0.54	1.1	0.00
BRQ15-232	Angostura	97.0	100.0	114	3.0	0.97	21.5	0.44
BRQ15-234	Azteca-Zapoteca	63.0	71.0	46	6.9	0.61	11.7	0.71
PDO15-083	Peña de Oro	133.0	151.0	91	18.0	0.91	6.7	0.93
PDO15-086	Peña de Oro	1.0	29.0	13	27.5	2.69	1.5	0.04

* Cut-off grade of 0.4 g/t gold; only intervals longer than 2.8 metres estimated true width were included

El Barqueno project exploration drill hole collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
BRQ15-154	2282023	560050	1,304	335	-50	201
BRQ15-160	2282189	560403	1,341	335	-50	125
BRQ15-166	2279740	554923	1,273	335	-50	265
BRQ15-172	2281978	559891	1,322	335	-50	172
BRQ15-174	2279719	555014	1,275	335	-50	331
BRQ15-180	2279794	554978	1,256	335	-50	226
BRQ15-181	2279634	554435	1,211	335	-50	242
BRQ15-182	2279833	554959	1,274	335	-50	185
BRQ15-185	2279888	554934	1,296	335	-50	122
BRQ15-187	2279916	554834	1,273	335	-50	49
BRQ15-188	2281806	559795	1,358	335	-50	327
BRQ15-193	2279897	555018	1,283	335	-50	140
BRQ15-199	2279682	554335	1,200	335	-50	250
BRQ15-203	2279623	554352	1,202	335	-50	345
BRQ15-206	2280222	553597	1,298	335	-50	149
BRQ15-210	2281735	559917	1,376	335	-50	354
BRQ15-214	2280162	553536	1,298	335	-50	265
BRQ15-217	2282202	560275	1,347	335	-50	110
BRQ15-220	2282127	560217	1,344	335	-50	300
BRQ15-221	2280058	553587	1,289	335	-50	342
BRQ15-222	2282018	560002	1,312	335	-50	258
BRQ15-223	2279531	554395	1,250	335	-50	436
BRQ15-226	2279566	554200	1,259	335	-50	511
BRQ15-227	2280178	553314	1,308	335	-50	307
BRQ15-232	2280256	554014	1,170	335	-50	204
BRQ15-234	2279957	555078	1,294	335	-50	120
PDO15-083	2281973	560027	1,317	335	-50	255
PDO15-086	2282195	560141	1,353	335	-50	88

* Coordinate System UTM WGS84 13N Zone

Azteca-Zapoteca prospect

To date, the Azteca-Zapoteca prospect has been defined over more than 1.2 kilometres of strike length along a northeastern direction and has been intersected as deep as 300 metres, which is 100 metres deeper than previously reported.  The prospect remains open at depth and along strike.  Much of the planned exploration drilling for this year is done, and infill drilling has commenced and is expected to be completed in the early part of 2016.

The mineralization appears to form a shallow to moderately dipping arc, ranging from a southwest plunge in the southwest portion, to a northeast plunge in the northeast portion.  Two structures (Azteca and Zapoteca) appear to coalesce at a depth of 100 metres below surface into an almost vertical structure with higher grades than the separate zones.

On the northeast side of the prospect, high grades were encountered both at depth and near surface.  The deepest intercept to date from the 2015 drill program in this area of the prospect was hole BRQ15-174 that yielded 8.04 g/t gold, 41.9 g/t silver and 3.83% copper over 5.0 metres at 227 metres depth.  Shallow intercepts included hole BRQ15-187 that yielded 5.82 g/t gold, 5.0 g/t silver and 0.01% copper over 4.9 metres at 8 metres depth, while BRQ15-185 yielded 4.84 g/t gold, 5.1 g/t silver and 0.03% copper over 9.8 metres at 33 metres depth, and hole BRQ15-180 yielded 4.51 g/t gold, 5.9 g/t silver and 0.14% copper over 11.0 metres at 13 metres depth.  At mid-depth was hole BRQ15-166 that intersected 1.29 g/t gold, 9.7 g/t silver and 0.64% copper over 7.6 metres at 145 metres depth including 2.22 g/t gold, 11.6 g/t silver and 0.62% copper over 3.4 metres.

In the southwest portion of the prospect, which has had little previous drilling, the recent intercepts were between approximately 100 and 300 metres depth.  Hole BRQ15-226 intersected four lenses between 173 and 303 metres depth including  2.25 g/t gold, 15.7 g/t silver and 0.75% copper over 3.6 metres at 303 metres below surface.  Nearby, hole BRQ15-203 intersected 2.18 g/t gold, 16.1 g/t silver and 0.79% copper over 6.4 metres at 128 metres below surface including 3.98 g/t gold, 21.9 g/t silver and 1.27% copper over 3.0 metres.  The location of the drill hole collars is shown on the Azteca-Zapoteca and Angostura local geology map, below.

Drilling to date suggests this prospect has the greatest potential for near-term gold resources at the El Barqueno project.  Additional drilling is required along strike to the northeast and southwest to better define the extent and geometry of the mineralized zone, to search for other potential moderately plunging shoots, and to test for higher-grade feeder zones in the southwest portion of the prospect as part of an underground mine target.  There is excellent potential for parallel mineralized structures between Azteca-Zapoteca and Angostura.

[Azteca-Zapoteca and Angostura local geology]

Angostura prospect

The Angostura prospect lies approximately 800 metres northwest of the Azteca-Zapoteca prospect.  The previously reported extent of the Angostura prospect was 1,000 metres strike length from surface to a depth of 220 metres.  More than three quarters of this year’s budgeted exploration drilling at El Barqueno has been completed at Angostura. As a result of recent drilling, the prospect is now defined over a strike length of more than 1,000 metres, and appears to plunge shallowly to the southwest.

The western 300 metres of strike length is covered by a cap of younger basalt that is up to 50 metres thick.  The structure is open along strike and at depth.

Four recent holes tested the area beneath the younger basalt cap, including hole BRQ15-206 that intersected 15.49 g/t gold, 11.8 g/t silver and 0.03% copper over 3.0 metres at 87 metres below surface.  Another hole that drilled through the basalt cap, BRQ15-227, is approximately 100 metres farther west than any other holes in Angostura, and intersected 0.54 g/t gold, 1.1 g/t silver and no copper over 3.9 metres at 131 metres depth.  Hole BRQ15-221 intersected 0.83 g/t gold, 8.0 g/t silver and 0.30% copper over 4.0 metres at 213 metres depth, suggesting that the prospect is open at depth.  Hole BRQ15-232 located approximately 260 metres east of the basalt cap intersected 0.97 g/t gold, 21.5 g/t silver and 0.44% copper over 3.0 metres at 114 metres depth.  The location of the drill hole collars is shown on the Azteca-Zapoteca and Angostura local geology map.

Drilling to date suggests Angostura could become part of a multi-pit operation along with a larger deposit at Azteca-Zapoteca.  Additional drilling is required along strike to the northeast and southwest searching for other potential shallowly-plunging shoots as well as testing the potential for parallel mineralized structures.

Peña de Oro prospect

The Peña de Oro prospect lies approximately 6 kilometres east-northeast of the Azteca-Zapoteca prospect.  Previous drilling had delineated the Peña de Oro prospect along a strike length of more than 640 metres and locally to a depth of 200 metres.  Recent drilling has extended the strike length of the prospect to the southwest by approximately 160 metres, to a total of more than 800 metres along a northeast trend, locally to a depth ranging from 160 to 250 metres.  The mineralization appears to plunge shallowly to moderately to the southwest.  The prospect is open along strike and at depth.  The northeast extent has been tested only at depth.

A large part of this year’s planned drill program at Peña de Oro has been completed, and an additional exploration program aimed at extending the prospect to the southwest has begun.

Hole PDO15-086 near the centre of the prospect intersected 2.69 g/t gold, 1.5 g/t silver and 0.04% copper over 27.5 metres at surface, suggesting that the zone is wide in this area.  The highest grade results in the current drilling were in hole BRQ15-172 that intersected 10.82 g/t gold, 2.5 g/t silver and 0.02% copper over 4.9 metres at 32 metres below surface; this hole is approximately 65 metres southwest of any previous drilling.

Two other recent intercepts extended the prospect farther to the south and west.  With a collar located 200 metres west-southwest of hole BRQ15-172, hole BRQ15-188 intersected 3.22 g/t gold, 4.5 g/t silver and 0.04% copper over 5.9 metres at 132 metres below surface.  Between holes BRQ15-172 and BRQ15-188, but farther south, hole BRQ15-210 intersected 1.83 g/t gold, 1.2 g/t silver and 0.05% copper over 4.9 metres at 167 metres below surface.  The location of the drill hole collars is shown on the Peña de Oro local geology map, below.

The current drilling is testing an extension to the southwest and at depth.  Additional drilling is required along strike to the northeast searching for other potential shallowly-plunging shoots.  As well, recent mapping and sampling suggest that there is excellent potential for parallel mineralized structures to the north and northeast, such as at Peña Blanca.  Potential mineralization needs to be investigated in the hanging wall (to the south) and the footwall (to the north) as well as at depth (potential feeder zones).

[Peña de Oro local geology]

Zapote-Mixteca prospect

Approximately 1 kilometre east of Azteca-Zapoteca is the Zapote-Mixteca (formerly “Zapote” and “Poncho West”) prospect consisting of northeast-striking veins.  A small exploration drill program of 13 holes (2,800 metres) is underway in order to confirm the subsurface extents of the alteration and mineralization noted at surface as well as the encouraging sampling results.  The results from initial drill-testing in this area are expected in the coming weeks.

Surface Mapping and Sampling Program

Mapping and sampling is being done in select areas on the El Barqueno property including in the Tarasca, Huichol (La Luz), Zapote-Mixteca and Olmeca areas, in order to generate new drill targets.  The field work includes trenching and channel sampling in several areas.

The results of recent trenching at the Tarasca (formerly “Falco”) area include 5.0 metres grading 0.70 g/t gold, 10.5 g/t silver and 0.14% copper.  Another trench 130 metres to the east yielded 3.0 metres grading 3.81 g/t gold, 63.4 g/t silver and 0.67% copper.  A third trench 1.7 kilometres to the east-northeast of the first trench yielded 3.0 metres grading 10.40 g/t gold, 28.6 g/t silver and 0.10% copper.

While detailed mapping is being carried out at Olmeca, trench sampling has yielded encouraging results including 4.0 metres grading 5.72 g/t gold; approximately 600 metres to the west, a separate trench yielded 3.0 metres grading 3.44 g/t gold.

Additional Work

A mineralogical study indicates that the gold and silver at El Barqueno occurs as electrum.  Recent analysis of 79 samples at the KCA laboratory in Reno, Nevada supports previous test work indicating that the gold and silver are amenable to cyanide leaching and have heap leach potential.  The preliminary results yielded 80.5% average gold extraction with moderate reagent consumption.  More detailed test work will be done to confirm these results as the project advances.

Drilling will continue at El Barqueno until the end of the year.  An initial inferred mineral resource estimate is expected to be completed by the end of the year for the Azteca-Zapoteca, Angostura and Peña de Oro areas to open-pit mineable depths.  The resources are expected to be reported in mid-February 2016.

Conceptual design studies and additional metallurgical testing are underway at El Barqueno.  The project may host gold-silver deposits that could potentially be developed into a series of open pits utilizing heap leach processing, similar to Creston Mascota and the La India mine.

While it is too early to estimate the extent of the mineral resources and the number of deposits with economic potential at El Barqueno, the Company already has the experience of developing cost-efficient mining operations in Mexico, and increasing their size through successful exploration as well as metallurgical innovation.  This body of knowledge will be applied as El Barqueno continues to be explored and studied.

Drilling Confirms Mineralization Below Creston Mascota Pit

As reported in the Company’s July 29, 2015 news release, infill drilling since April 2015 has encountered higher grade mineralization at the Creston Mascota pit.  Gold and silver grades of recent intercepts from the Creston Mascota deposit are set out in the table below and the drill collars are located in the accompanying table as well as on the mine plan map below.  All intercepts reported for Creston Mascota show capped grades over estimated true widths.

Selected recent infill drill results from the Creston Mascota deposit

Drill Hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
CM15-445	96.5	102.0	71	5.5	1.06	1.06	2.8	2.8
CM15-448	80.5	85.0	83	4.5	1.20	1.20	1.7	1.7
CM15-449	71.0	80.0	52	9.0	1.76	1.76	15.6	15.6
CM15-451	12.0	21.0	15	9.0	5.05	3.00	77.0	50.5
CM15-452	25.2	60.5	42	23.0	5.70	4.15	33.1	29.6
including	25.2	41.0	33	10.0	5.38	3.59	21.3	21.3
including	44.5	60.5	53	10.0	7.23	5.82	51.9	44.1
CM15-453	3.0	13.5	8	10.0	8.78	4.44	81.6	47.6
CM15-469	40.0	44.0	35	4.0	1.55	1.11	11.0	11.0
CM15-471	15.0	21.7	18	6.0	2.28	2.28	20.8	20.8

* Holes at the Creston Mascota deposit use a capping factor of 9 g/t gold and 88 g/t silver.

Creston Mascota drill hole collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
CM15-445	3136490	760608	1885	090	-54	130
CM15-448	3136350	760656	1913	000	-90	111
CM15-449	3136430	760665	1892	090	-56	116
CM15-451	3135781	760799	1913	090	-70	45
CM15-452	3136350	760756	1899	000	-90	78
CM15-453	3135760	760781	1913	090	-75	63
CM15-469	3136474	760689	1871	090	-60	81
CM15-471	3136250	760685	1900	000	-90	69

* Coordinate System UTM NAD27 Z12

[Creston Mascota plan map]

[Creston Mascota composite cross section]

The infill drilling has revealed higher grades and/or longer intercepts than expected, with some intercepts outside the block model but within the ultimate pit outline.  In the north-central part of the pit, hole CM15-452 intersected 4.15 g/t gold and 29.6 g/t silver over 23.0 metres at 42 metres below surface, including 5.82 g/t gold and 44.1 g/t silver over 10.0 metres.  This intercept is shown in the Creston Mascota cross section.

About 570 metres farther south, in the south end of the pit, hole CM15-453 intersected 4.44 g/t gold and 47.6 g/t silver over 10.0 metres almost at surface, while nearby hole CM15-451 intersected 3.00 g/t gold and 50.5 g/t silver over 9.0 metres at 15 metres below surface.  These results are expected to increase both the tonnage and the grade of the deposit’s mineral reserves.

Over its mine life, Creston Mascota has succeeded in adding approximately 50% (179,000 ounces of contained gold) to its mineral reserves through infill drilling and improved geological understanding.  When the project was given the development go-ahead in mid-2009, it was estimated to have mineral reserves of 6.7 million tonnes grading 1.65 g/t gold (containing 357,000 ounces gold).  By year-end 2014, Creston Mascota had mineral reserves of 5.8 million tonnes grading 1.25 g/t gold (containing 235,800 ounces of gold), as described in the Company’s news release dated April 30,

2015.  Over that period (2010 through 2014), the operation had mined 300,423 ounces of in-situ gold (171,932 ounces of gold production).

The results of recent infill drilling in the pit and the potential of nearby satellite deposits could extend the life of the Creston Mascota operations beyond 2018.

La India Resource Growth Potential — Oxides and Sulphides

The La India mine commenced commercial production in February 2014 and achieved production of 75,095 ounces of gold to the end of that year.  Infill drilling and favourable reconciliation data from the first full year of mining have led to an improved geological model for the Main Zone oxides.  In addition, ongoing metallurgical investigations and field-proven production experience with the North Zone sulphides have shown that some of the transition and sulphide material in the Main Zone and La India Zone may also be amenable to heap leaching.  Inclusion of sulphide material into the pit designs at the La India mine has the potential to develop further oxides as well as sulphides into the next mineral reserve and mineral resource estimate, potentially extending the mine life beyond 2020.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at September 21, 2015.  Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information under the provisions of Canadian provincial securities laws and are referred to herein as forward-looking statements. When used in this document, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “planned”, “should”, “will” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: estimates of mineral grades, the estimated extent and timing of anticipated future exploration activity; the results of future interpretation of geological information; whether results thereof will lead to estimated mineral reserves or mineral resources and the timing of such estimates; and the nature and timing of permitting work for the El Barqueno project and whether the project will ever be developed into a mine.  Such forward-looking statements reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information.  Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward-looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral grades; cost of exploration and development programs; governmental and environmental regulation; and the volatility of the Company’s stock price.  The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2014 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2014 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting exploration; that permitting and exploration at El Barqueno proceeds on a basis consistent with current expectations and plans; that Agnico Eagle’s current estimates of mineral grades are accurate; and that there are no material delays in the timing for completion of the El Barqueno exploration program.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see the Company’s AIF, MD&A and Form 40-F, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information other than as required by law.  For a detailed breakdown of the Company’s reserve and resource position see the Company’s Annual Information Form or Form 40-F.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This document uses the terms “measured resources” and “indicated resources”. Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This document also uses the term “inferred resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves in accordance with the Canadian securities regulatory authorities’ (the “CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.   A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Prior to 2013, mineral reserves and mineral resources for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines. These guidelines require the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current lower commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages.  The assumptions used for the mineral reserves and mineral resources reported by the Company on April 30, 2015, are $1,150 per ounce gold, $18.00 per ounce silver, $1.00 per pound zinc, $3.00 per pound copper, $0.91 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.08, 1.30 and 13.00, respectively.

NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Guy Gosselin, Vice-President Exploration for Agnico Eagle Mines Limited, approved the scientific and technical information related to exploration at the El Barqueno project in this news release.  Mr. Gosselin verified the data disclosed in this news release, including the sampling, analytical and testing data underlying the information.  Verification included a review and validation of the applicable assay databases and reviews of assay certificates.  Mr. Gosselin is a P.Eng. with the Ordre ingenieurs du Quebec, and is a qualified person as defined by NI 43-101.

The scientific and technical information related to the geology and mineral reserves at the Creston Mascota and La India mines contained herein has been approved by Daniel Doucet, Senior Corporate Director, Reserve Development.  Mr. Doucet is a designated Ing. with the Ordre des ingénieurs du Québec and a qualified person as defined by NI 43-101.

The scientific and technical information related to metallurgical work at the La India mine contained herein has been approved by Tim Haldane, Senior Vice-President, Operations — USA & Latin America.  Mr. Haldane is a designated PEng. with the Professional Engineers of Arizona and a qualified person as defined by NI 43-101.

Additional information about the Creston Mascota deposit and the La India mine that is required by NI 43-101, section 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the most recent technical reports in respect of the Pinos Altos project filed on www.sedar.com on March 25, 2009 and the La India mine filed on www.sedar.com on August 31, 2012.  Other important operating information can be found in the Company’s AIF and Form 40-F.